                                                                      Exhibit 12
                                                                      ----------


                      Ratio of Earnings to Fixed Charges
                          American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented.


                                     Period from July 17, 1995               Year ended December 31,
                                         (Incorporation)
Computation of Earnings:               to December 31, 1995             1996      1997      1998      1999
                                     -------------------------          ----      ----      ----      ----
Loss Before Income Taxes and
  Extraordinary Loss.............           $  (184)                   $ (434)  $(2,049)  $(42,441)  $(49,141)

Add:
Interest Expense.................                --                        --     3,040     23,229     27,492
Operating Leases.................                 2                       126       633      3,245      6,963
                                            -------                    ------   -------    -------   --------
Earnings as Adjusted.............              (182)                     (308)    1,624    (15,967)   (14,686)

Computation of Fixed Charges:
Interest Expense.................                --                        --     3,040     23,229     27,492
Interest Capitalized.............                --                        --       458      1,403      3,379
Operating Leases.................                 2                       126       633      3,245      6,963
                                            -------                    ------   -------    -------   --------

Fixed Charges....................                 2                       126     4,131     27,877     37,834

Ratio of Earnings to Fixed
  Charges........................                --                        --       .39         --         --

Deficiency in Earnings Required
  to Cover Fixed Charges.........           $   184                     $ 434   $ 2,507   $ 43,844   $ 52,520

(1) Interest expense includes amortization of deferred financing costs for the years ended December 31, 1997, 1998 and 1999. Interest expense also includes redeemable preferred stock dividends for the year ended December 31, 1998.

(2) For purposes of this calculation, "earnings" consist of loss before income taxes, extraordinary losses and fixed charges (excluding interest capitalized). "Fixed Charges" consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon (30%).